SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                               Amendment No. 12


                  Under the Securities Exchange Act of 1934
                Information to be included in statements filed
                        pursuant to Rule 13D-1(A) and
                      Amendments thereto filed pursuant
                               to Rule 13D-2(A)

                             JUNO LIGHTING, INC.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  482047206
-----------------------------------------------------------------------------
                                (CUSIP Number)


-----------------------------------------------------------------------------
                                 Kevin Baker
                         Vice President and Secretary
                         Fremont Investors I, L.L.C.
                        Fremont Investors I CS, L.L.C.
                        50 Fremont Street - Suite 3700
                       San Francisco, California 94105
                          Telephone: (415) 284-8500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                   Copy to:

                             Kenton J. King, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                            525 University Avenue
                         Palo Alto, California 94301
                                 650-470-4500

                                 May 31, 2001
-----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

-------------------------------------------------
CUSIP No.        482047206                     3          of      13     Pages
--------------------------------            ---------------    -----------
-------------------------------------------------

---------- ----------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS I, L.L.C.
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (See Instructions) (a) /x/
                                                                  (b)

---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
---------- --------------------------------------------------------------------
                    -------- --------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             4,693,734
     OWNED BY
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             4,693,734
       WITH
                    -------- --------------------------------------------------
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,693,734
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (See Instructions)


---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           65.2%
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- -------------------------------------------------------------------

                                                       SCHEDULE 13D

-------------------------------------------------
CUSIP No.        482047206_
          --------------------------------
-------------------------------------------------

---------- -------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT PARTNERS, L.P.
---------- -------------------------------------------------------------
---------- -------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (See Instructions) (a) /x/
                                                                  (b)


---------- -------------------------------------------------------------
---------- -------------------------------------------------------------
    3      SEC USE ONLY


---------- -------------------------------------------------------------
---------- -------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- -------------------------------------------------------------
---------- -------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- -------------------------------------------------------------
---------- -------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
---------- -------------------------------------------------------------
                    -------- -------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             5,291,600
     OWNED BY
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             5,291,600
       WITH
                    -------- -------------------------------------------------
---------- -------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,291,600
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)


---------- ------------------------------------------------------------
---------- ------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           73.5%
---------- ------------------------------------------------------------
---------- ------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           PN
---------- ------------------------------------------------------------


                                                       SCHEDULE 13D
-------------------------------------------------
CUSIP No.        482047206_
          --------------------------------
-------------------------------------------------

---------- ------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FP ADVISORS, L.L.C.
---------- ------------------------------------------------------------
---------- ------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (See Instructions) (a) /x/
                                                                  (b)

---------- ------------------------------------------------------------
---------- ------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
---------- ---------------------------------------------------------------
                    -------- ---------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- ---------------------------------------------
                    -------- ---------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             5,291,600
     OWNED BY
                    -------- ---------------------------------------------
                    -------- ---------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- ---------------------------------------------
                    -------- ---------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             5,291,600
       WITH
                    -------- ---------------------------------------------
---------- ---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,291,600
---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


---------- --------------------------------------------------------------
---------- --------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           73.5%
---------- --------------------------------------------------------------
---------- --------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- --------------------------------------------------------------




                                                       SCHEDULE 13D

-------------------------------------------------
CUSIP No.        482047206_
          --------------------------------
-------------------------------------------------

---------- -------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT GROUP, L.L.C.
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (See Instructions) (a) /x/
                                                                  (b)

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
    3      SEC USE ONLY


---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
---------- -------------------------------------------------------------------
                    -------- -------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             5,293,296
     OWNED BY
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             5,293,296
       WITH
                    -------- -------------------------------------------------
---------- -------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,293,296
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (See Instructions)


---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           73.5%
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- -------------------------------------------------------------------




                                                       SCHEDULE 13D

-------------------------------------------------                       ------
CUSIP No.        482047206_          Page      7          of      13     Pages
          --------------------------------
-------------------------------------------------

---------- ------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS, INC.
---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (See Instructions) (a) /x/
                                                                  (b)

---------- ----------------------------------------------------------------
---------- ----------------------------------------------------------------
    3      SEC USE ONLY


---------- ----------------------------------------------------------------
---------- ----------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- ----------------------------------------------------------------
---------- ----------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ----------------------------------------------------------------
---------- ----------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Nevada
---------- ----------------------------------------------------------------
                    -------- ----------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- ----------------------------------------------
                    -------- ----------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             5,293,296
     OWNED BY
                    -------- ----------------------------------------------
                    -------- ----------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- ----------------------------------------------
                    -------- ----------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             5,293,296
       WITH
                    -------- ----------------------------------------------
---------- ----------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,293,296
---------- ----------------------------------------------------------------
---------- ----------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


---------- ----------------------------------------------------------------
---------- ----------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           73.5%
---------- ----------------------------------------------------------------
---------- ----------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- ----------------------------------------------------------------





                                                       SCHEDULE 13D

-------------------------------------------------
CUSIP No.        482047206_   Page      8          of      13     Pages
          --------------------------------
-------------------------------------------------                       -

---------- --------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS I CS, L.L.C.
---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (See Instructions) (a) /x/
                                                                  (b)

---------- -----------------------------------------------------------------
---------- -----------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------
---------- -----------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- -----------------------------------------------------------------
---------- -----------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
---------- ------------------------------------------------------------------
                    -------- ------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- ------------------------------------------------
                    -------- ------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             597,866
     OWNED BY
                    -------- ------------------------------------------------
                    -------- ------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- ------------------------------------------------
                    -------- ------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             597,866
       WITH
                    -------- ------------------------------------------------
---------- ------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           597,866
---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.3%
---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ------------------------------------------------------------------


                                                       SCHEDULE 13D

-------------------------------------------------
CUSIP No.        482047206_    Page      9          of      13     Pages
          --------------------------------
-------------------------------------------------

---------- -------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT PARTNERS, L.L.C.
---------- --------------------------------------------------------------
---------- --------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (See Instructions) (a) /x/
                                                                  (b)

---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
---------- ---------------------------------------------------------------
                    -------- ---------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- ---------------------------------------------
                    -------- ---------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             1,696
     OWNED BY
                    -------- ---------------------------------------------
                    -------- ---------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- ---------------------------------------------
                    -------- ---------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             1,696
       WITH
                    -------- ---------------------------------------------
---------- ---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,696
---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 0.1%
---------- ---------------------------------------------------------------
---------- ---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------


                                                    Page 13 of 13 Pages

         numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

         This amendment (this "Statement") amends and supplements the amended and restated statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the "Original Reporting Persons") on July 12, 1999, as amended September 13, 1999 and September 23, 1999, as amended and restated September 30, 1999, as amended and restated on December 10, 1999, as amended and restated on March 9, 2000, as amended and restated on June 8, 2000, as amended and restated on September 19, 2000, as amended and restated on October 9, 2000, as amended on October 23, 2000, as amended on February 14, 2001, and as amended on March 5, 2001. This Statement relates to the Common Stock (the "Common Stock" or the "Shares") of Juno Lighting, Inc., a Delaware corporation (the "Company"), into which the Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible. In addition to the Original Reporting Persons, this Statement is filed by and on behalf of Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (together with the Original Reporting Persons, the "Reporting Persons"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 31, 2001, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount.

Item 4.  Purpose of the Transaction.

         All of the shares of Common Stock and Preferred Stock acquired by the Reporting Persons were acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

         It is anticipated that the Board of Directors of the Company will act as soon as practicable to fill any vacancies on the Board of Directors with outside directors who are unaffiliated with any of the Reporting Persons. Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 31, 2001, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 4,693,734 shares of Common Stock or 65.2% of the Common Stock of the Company.

         As of May 31, 2001, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 5,291,600 shares of Common Stock, or 73.5% of the Common Stock of the Company.

         As of May 31, 2001, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C., and (iii) the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 5,293,296 shares of Common Stock, or 73.5% of the Common Stock.

         Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate of Incorporation of the Company, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This will result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

         Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

         Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 597,866 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

         Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

         (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock), owned directly by Fremont Partners, L.L.C. and the underlying Common Stock.

         Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 5,293,296 shares of Common Stock on an as-converted basis, or 73.5% of the Common Stock of the Company.

         (c) On May 31, 2001, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount. After such increase in the Stated Amount, the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. are convertible into 4,693,734 shares of Common Stock. This represents an increase of 92,034 shares in the number of shares of Common Stock into which such Preferred Stock is convertible. After such increase in the Stated Amount the 380 shares of Preferred Stock owned directly or beneficially by Fremont Partners, L.L.C. are convertible into 1,696 shares of Common Stock. This represents an increase of 33 shares in the number of shares of Common Stock into which such Preferred Stock is convertible.

         Except as reported in Item 3 or this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

         (d) - (e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Inapplicable.

Item 7.  Material to be Filed as Exhibits.

The following documents are each incorporated by reference herein.

         (1) Joint Filing Agreement, dated as of February 13, 2001 by and between Fremont Investors, I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (filed as an exhibit to Amendment No. 10 to Schedule 13D).



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     June 7, 2001

                                FREMONT INVESTORS I, L.L.C.,
                                FREMONT INVESTORS I CS, L.L.C.,
                                FREMONT PARTNERS, L.P.,
                                FP ADVISORS, L.L.C.,
                                FREMONT GROUP, L.L.C.,
                                FREMONT INVESTORS, INC., and
                                FREMONT PARTNERS, L.L.C.


                                By:         /s/ Robert Jaunich
                                Name:      Robert Jaunich
                                Title:     Executive Officer or Executive
                                           Officer of a partner, member or
                                           manager of each Reporting Person